December 15, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant: Natixis Funds Trust I
File No.: 811- 04323
Filing Type: Form N-1A

Dear Ms. Stojic:

This letter responds to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on December 14, 2020, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova U.S. Sustainable Equity Fund (the “Fund”), which was filed with the Commission on October 1, 2020 (the “Registration Statement”). For your convenience, we have summarized the comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2020.

Prospectus

Comment. Given the Fund’s use of specialized third party ESG data and rating providers, please consider whether additional risk disclosure is warranted in future registration statement filings.

Response.    The Registrant will consider whether additional risk disclosure is warranted during the Fund’s next registration statement update, which will occur on May 1, 2021.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I

cc:    Russell Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.